15046205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 053043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Javelin Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 Park Avenue South, 10th Floor
(No. and Street)

New York, New York 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Sullivan — 212-779-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company PC
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, New York, New York 10038
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Javelin Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

John W. Sullivan, CEO

Title

Notary Public

DENIS MOISEYEV
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6191494
Qualified in New York County
My Commission Expires August 18, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE

NEW YORK, N.Y. 10038

Independent Auditor's Report

The Member
Javelin Securities, LLC

We have audited the accompanying financial statements of Javelin Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Javelin Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Javelin Securities, LLC's financial statements. The supplemental information is the responsibility of Javelin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had no gross income for the year 2014 which raises substantial doubt about its ability to continue as a

going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Leonard Rosen & Company, P.C.

New York, NY
February 24, 2015

9:26 AM
02/19/15
Accrual Basis

Javelin Securities LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
1030 · Javelin Securities LLC 4343	83,432.46
Total Checking/Savings	83,432.46
Total Current Assets	83,432.46
Fixed Assets	
1501 · Turret System	52,000.00
1536 · Accumulated Depreciation	-52,000.00
Total Fixed Assets	0.00
TOTAL ASSETS	83,432.46
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2005 · Accounts Payable	10,507.68
Total Accounts Payable	10,507.68
Total Current Liabilities	10,507.68
Total Liabilities	10,507.68
Equity	
3010 · Javelin Capital Markets	-4,479,463.49
3005 · Retained Earnings	4,617,498.55
Net Income	-65,110.28
Total Equity	72,924.78
TOTAL LIABILITIES & EQUITY	83,432.46

9:26 AM
02/19/15
Accrual Basis

Javelin Securities LLC
Profit & Loss
January through December 2014

					Jan - Dec 14
Ordinary Income/Expense					
	Income				
		3800 · - Other Income			25.00
	Total Income				25.00
	Expense				
		5100 · Clearing Fees			36,493.52
		4250 · Admin Fee			3,000.00
		5000 · Bank Service Charges			0.00
		6160 · Dues and Subscriptions			
			6160-1 · FINRA Membership Fees		4,249.76
		Total 6160 · Dues and Subscriptions			4,249.76
		5300 · Insurance			
			Fidelity Bond		842.00
		Total 5300 · Insurance			842.00
		5400 · Professional Fees			
			5400-3 · Accounting		12,000.00
			5400-2 · Legal Fees		
				5400-23 · Compliance	5,550.00
			Total 5400-2 · Legal Fees		5,550.00
		Total 5400 · Professional Fees			17,550.00
		4200 · Rent			3,000.00
	Total Expense				65,135.28
Net Ordinary Income					-65,110.28
Net Income					-65,110.28

Javelin Securities LLC
Change in Stockholders Equity
January 01 , 2014 - December 31, 2014

Stockholders Equity January 01, 2014	***19,267***
Capital Increaes	***118,768***
Net Loss	***(65,110)***
Stockholders Equity December 31, 2014	***72,925***

Javelin Securities LLC
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	-65,110.28
Adjustments to reconcile Net Income to net cash provided by operations:	
2005 · Accounts Payable	9,007.68
Net cash provided by Operating Activities	-56,102.60
FINANCING ACTIVITIES	
3010 · Javelin Capital Markets	118,767.55
Net cash provided by Financing Activities	118,767.55
Net cash increase for period	62,664.95
Cash at beginning of period	20,767.51
Cash at end of period	83,432.46

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company engaged in the business of brokering corporate bonds and other debt instruments. The Company introduces the buyer and seller to a clearing broker who clears the trade. The Company has no risk in the eventual settlement of the trade. Under an agreement with the clearing broker, the Company is entitled to receive a share of the commissions charged. On September 27, 2011 the Company changed its name from IDX Derivatives, LLC. At that time the Company was wholly owned by IDX, Capital, LLC. On June 18, 2012, FINRA, approved the change of ownership of the Company by Javelin Capital Markets, LLC. The Company is wholly owned by Javelin Capital Markets, LLC. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2(i).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Going Concern

The Company had no gross income for the year 2014 and has been meeting regulatory Net Capital requirements by additional funds paid in by the Parent Company. The core business of Javelin's parent company is matching buyers and sellers of cleared interest rate swaps for a fee. The Company expects to generate income on the Treasury bond portion of Swap spread trades as the Swap Execution Facility (as defined under the Dodd Frank Act of 2010) launched by the Parent Company gains trading volume. The Company trades securities in conjunction with interest rate swap trading on a "spread" basis.

3. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day

following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Related Party Transactions

The Company has entered into a management agreement with its Parent Company wherein it is agreed that the Parent Company will provide managerial and administrative assistance. The office lease was entered into by the Parent Company. The agreement provides for a monthly fee of $250 for the administrative services and $250 for rent.

4. Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company introduces the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk is associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2014, the Company's net capital of $19,267 was $14,267 in excess of its required net capital of $ 5,000. The Company's capital ratio was 7.78%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 24, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Javelin Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k)(i) under which Javelin Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) and (2) Javelin Securities, LLC stated that Javelin Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Javelin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Javelin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Leonard Rosen & Company, P.C.

New York, NY
February 24, 2015

Javelin Securities LLC Assertions:

Javelin Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

Javelin Securities LLC

I, John W. Sullivan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John W. Sullivan
CEO

February 19 , 2015

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
Javelin Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Javelin Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Javelin Securities LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records noting no exceptions.
2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2014 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2014 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen & Company, P.C.

February 24, 2015

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

The Member
Javelin Securities, LLC

We have audited the accompanying statement of financial condition of Javelin Securities, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Javelin Securities, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company had no gross income for the year 2014 which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Leonard Rosen & Company, P.C.

New York, NY
February 24, 2015

9:26 AM
02/19/15
Accrual Basis

Javelin Securities LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
1030 · Javelin Securities LLC 4343	83,432.46
Total Checking/Savings	83,432.46
Total Current Assets	83,432.46
Fixed Assets	
1501 · Turret System	52,000.00
1536 · Accumulated Depreciation	-52,000.00
Total Fixed Assets	0.00
TOTAL ASSETS	83,432.46
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2005 · Accounts Payable	10,507.68
Total Accounts Payable	10,507.68
Total Current Liabilities	10,507.68
Total Liabilities	10,507.68
Equity	
3010 · Javelin Capital Markets	-4,479,463.49
3005 · Retained Earnings	4,617,498.55
Net Income	-65,110.28
Total Equity	72,924.78
TOTAL LIABILITIES & EQUITY	83,432.46

JAVELIN SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company engaged in the business of brokering corporate bonds and other debt instruments. The Company introduces the buyer and seller to a clearing broker who clears the trade. The Company has no risk in the eventual settlement of the trade. Under an agreement with the clearing broker, the Company is entitled to receive a share of the commissions charged. On September 27, 2011 the Company changed its name from IDX Derivatives, LLC. At that time the Company was wholly owned by IDX, Capital, LLC. On June 18, 2012, FINRA, approved the change of ownership of the Company by Javelin Capital Markets, LLC. The Company is wholly owned by Javelin Capital Markets, LLC. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2(i).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Going Concern

The Company had no gross income for the year 2014 and has been meeting regulatory Net Capital requirements by additional funds paid in by the Parent Company. The core business of Javelin's parent company is matching buyers and sellers of cleared interest rate swaps for a fee. The Company expects to generate income on the Treasury bond portion of Swap spread trades as the Swap Execution Facility (as defined under the Dodd Frank Act of 2010) launched by the Parent Company gains trading volume. The Company trades securities in conjunction with interest rate swap trading on a "spread" basis.

3. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day

following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Related Party Transactions

The Company has entered into a management agreement with its Parent Company wherein it is agreed that the Parent Company will provide managerial and administrative assistance. The office lease was entered into by the Parent Company. The agreement provides for a monthly fee of $250 for the administrative services and $250 for rent.

4. Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company introduces the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk is associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2014, the Company's net capital of $19,267 was $14,267 in excess of its required net capital of $ 5,000. The Company's capital ratio was 7.78%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 24, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.